

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 22, 2013

<u>Via E-mail</u>
Andrew J. Pease
Chief Executive Officer
QuickLogic Corporation
1277 Orleans Drive
Sunnyvale, CA 94089

> **Re: QuickLogic Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 31, 2013**
> **File No. 333-190277**

Dear Mr. Pease:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

<u>Registration Statement Fee Table</u>

1.   We see from footnote 7 to your fee table that you may offer units composed of the securities already identified in your fee table. Similarly, page 18 of your prospectus indicates that guaranties may be issued in connection with the debt securities. In order to issue units or guaranties, please also register those securities in your fee table and file an opinion as Exhibit 5.1 to your registration statement that also addresses the legality of those securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Aaron J. Alter, Esq.
John Randall Lewis, Esq.
Wilson Sonsini Goodrich and Rosati
Professional Corporation